SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

Commission File No. 000-51196

May 10, 2006

AIXTRON AKTIENGESELLSCHAFT

(Translation of registrant’s name into English)

Kackertstrasse

D-52072 Aachen

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIXTRON AG

	By	/s/ Paul Hyland
	Name:	Paul Hyland
	Title:	President & CEO
Date: May 10, 2006

	By	/s/ Wolfgang Breme
	Name:	Wolfgang Breme
	Title:	CFO

2

GROUP INTERIM REPORT

FOR THE THREE MONTHS

ENDED MARCH 31, 2006

TABLE OF CONTENTS

Table of Contents

1. Forward-Looking Statements

2. Business and Operating Environment

2.1. Corporate Structure

2.2. Management and Control

2.3. Products, Business Processes, Locations

2.4. Research and Development

3. Summary of Business Development

4. Results of Operations, Financial Position, and Net Assets

4.1. Results of Operations

4.1.1. Development of Revenues

4.1.2. Cost Structure

4.1.3. Development and Use of Results

4.1.4. Development of Order Intake and Order Backlog

4.2. Financial Position

4.2.1. Funding

4.2.2. Investments

4.2.3. Liquidity

4.3. Net Assets

4.3.1. Goodwill

4.3.2. Porperty, Plat and Equipment

4.3.3. Other Intangible Assets

4.3.4. Trade Receivables

4.3.5. Human Resources

5. Report on Post-Balance Sheet Date Events

6. Report on Expected Developments

6.1. Future Economic Environment and Opportunities

6.2. Expected Results of Operations and Financial Position

7. Consolidated Interim Financial Statements

7.1. Consolidated Interim Income Statement

7.2. Consolidated Interim Balance Sheet

7.3. Consolidated Interim Cash Flow Statement

7.4. Consolidated Interim Statement of Equity

8. Additional Explanatory Disclosures on Interim Financial Statements

8.1. Basis of Preparation

8.2. Significant Accounting Policies

8.3. Segment Reporting

8.4. Issuance of Equity Securities

8.5. Stock Options

8.6. Transition to IFRS

GROUP INTERIM REPORT AS OF MARCH 31, 2006

Group Interim Report as of March 31, 2006

1. Forward-Looking Statements

This report may contain forward-looking statements about the business, financial condition, results of operations and earnings outlook of AIXTRON within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as “may”, “will”, “expect”, “anticipate”, “contemplate”, “intend”, “plan”, “believe”, “continue” and “estimate”, and variations of these words and similar expressions, identify these forward-looking statements. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on the forward-looking statements. The following factors, and others which are discussed in AIXTRON’s public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actual customer orders received by AIXTRON; the extent to which chemical vapor deposition, or CVD, technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors. The forward-looking statements contained in this report are made as of the date hereof and AIXTRON does not assume any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.

2. Business and Operating Environment

2.1. Corporate Structure

This management report relates to the consolidated financial statements of AIXTRON AG including the following operating subsidiaries (collectively referred to as “AIXTRON,” “the AIXTRON Group,” or “the Company”): AIXTRON Inc., Atlanta, United States of America; Thomas Swan Scientific Equipment Ltd., Cambridge, United Kingdom; Epigress AB, Lund, Sweden; AIXTRON cshs, Seoul, South Korea; AIXTRON KK, Tokyo, Japan; AIXTRON Taiwan Co. Ltd., Hsinchu-City, Taiwan; and, upon completion of a share-for-share exchange on March 14, 2005, Genus, Inc., Sunnyvale, California (USA) and its subsidiaries.

All financial information contained in this Management Report, including comparable prior-year numbers, is reported in accordance with Accounting Standard (“IAS”) 34, “Interim Financial Reporting”.

2.2. Management and Control

As compared to December 31, 2005, there were no changes to the composition of the Company’s Executive and Supervisory Boards as of March 31, 2006.

2.3. Products, Business Processes, Locations

AIXTRON is a leading provider of deposition equipment to the semiconductor industry. The Company’s technology solutions are used by a diverse range of customers worldwide to build advanced components for electronic and opto-electronic applications based on compound, silicon, or organic semiconductor materials. Such components are used in fiber optic communication systems, wireless and mobile telephony applications, optical and electronic storage devices, computing, signaling and lighting, displays, as well as a range of other leading-edge technologies.

The Company markets and sells its products worldwide, principally through its direct sales organization and appointed agents.

AIXTRON’s business activities include developing and producing equipment for coating semiconductor materials, process engineering, installing laboratory equipment, consulting and training as well as ongoing customer support.

AIXTRON’s products range from customized production-scale chemical vapor deposition systems capable of producing up to 95 two-inch diameter wafers per single production run, to small systems for research and development use and small-scale production. Over 200 customers worldwide use AIXTRON technology. To date, over 1,200 AIXTRON systems have been installed globally.

As the world’s leading manufacturer of MOCVD (metal organic vapor phase deposition) equipment, the Company has begun the process of diversifying into next-generation technologies in recent years. These technologies include silicon wafer applications, such as systems employing Atomic Vapor Deposition (or “AVD®”) technology, and equipment employing Organic Vapor Phase Deposition (or “OVPD®”) technology, enabling the deposition of particularly thin organic material by means of a condensation deposition process for the production of organic light emitting diodes (or “OLEDs”). These devices are increasingly being used in new high-performance display products and are seen to have relevance to potential future lighting and solar applications.

Through the acquisiton of Genus, Inc. (Sunnyvale, California) on March 14, 2005, AIXTRON has gained additional production-proven deposition technology, relevant for both the silicon semiconductor and data storage industries. Genus, Inc. broadens the scope of AIXTRON’s technology expertise and the range of production-qualified deposition technologies AIXTRON can offer its silicon industry customers: Atomic Layer Deposition (“ALD”), Atomic Vapor Deposition (“AVD®”), and Chemical Vapor Deposition (“CVD”).

The Company is headquartered in Aachen, Germany, and had a total of 9 facilities worldwide as of March 31, 2006:

Facilities as of March 31, 2006

Facility Location	Approximate Size (sq. m.)	Use

Aachen, Germany (owned)	7,260	Headquarters, Manufacturing, Sales, Research and Development
Herzogenrath, Germany (owned)	12,457	Manufacturing, Sales and Service, Engineering
Cambridge, UK (leased)	2,180	Manufacturing, Sales and Service, Engineering
Lund, Sweden (leased)	449	Engineering, Service
Sunnyvale, CA, USA (leased)	9,300	Manufacturing, Sales and Service, Engineering, Research and Development
Seoul, South Korea (leased)	1,032	Sales and Service
Shanghai, China (leased)	145	Sales and Service
Hsinchu, Taiwan (leased)	643	Sales and Service
Tokyo, Japan (leased)	311	Sales and Service

2.4. Research and Development

Key R&D information is summarized in the following table:

million €	Q1 2006	Q1 2005	Change%

R&D expenses	6.3	5.1	24%
R&D expenses, % of sales	20%	23%

R&D employees (period average)	186	162	15%
R&D employees, % of total headcount (period average)	33%	34%

The increase in R&D expenses in the first quarter of 2006 as compared to the first quarter of 2005 was largely due to the consolidation of Genus, Inc. into the AIXTRON Group. In the first quarter of 2005, consolidated R&D expenses included R&D expenses from Genus, Inc. only for the period March 14, 2005 through March 31, 2005; however, in the first quarter of 2006, consolidated R&D expenses included R&D expenses from Genus, Inc. for the entire quarter.

3. Summary of Business Development

In the first quarter of 2006, there were indications of a continued improvement in market confidence. During the reporting period, the Company continued its program to reduce costs and improveoperating efficiencies.

Despite delays in the introduction of a number of new LED end market applications (e.g., LED based LCD TV backlighting and mobile phone LED camera flash), and the delayed introduction of a new industry standard for DVD and CD blue lasers (Blu-Ray vs. HD DVD), AIXTRON’s core compound semiconductor equipment business showed signs of cautious optimism, partially explained by rising interest in AIXTRON’s newly developed Integrated Concept (IC) common platform and the recently introduced high-capacity systems.

The predictions for AIXTRON’s new silicon semiconductor equipment applications are proving to be equally fluid in the estimated timings on the introduction of new materials and technologies for the mass production of next-generation integrated circuit (“IC”) devices. This has resulted in slower than-anticipated demand for AIXTRON’s ALD and AVD® technologies.

Although AIXTRON experienced some hesitancy in customers placing purchase orders for CVD systems for the production of NAND flash memory and Dynamic Random Access Memory (“DRAM”) devices in the first quarter of 2006, the Company continued to generate a significant portion of its total first quarter 2006 revenues from the sale of CVD equipment.

Against that backdrop, AIXTRON achieved a 44 percent year-over-year increase in total revenues, to € 32.0 million in the first quarter of 2006. In the first quarter of 2006, total revenues included revenues from the sale of silicon semiconductor equipment totaling € 10.7 million, or 33 percent of total first quarter 2006 revenues (compared to € 0.2 million, or 1 percent, in the first quarter of 2005), which largely reflected additional revenues arising from the acquisition of Genus, Inc. in March of 2005. This development confirms the long-term potential value of AIXTRON’s strategy to further diversify into new silicon end application markets.

While after consolidating Genus, Inc. into the AIXTRON Group, the absolute levels of costs were higher in the first quarter of 2006 than in the first quarter of 2005, relative costs (as a percentage of revenues) in the first quarter of 2006 were largely stable compared to the first quarter of 2005. AIXTRON recorded non-cash expenses totaling € 3.2 million.

The Company’s net loss increased from € 1.1 million in the first quarter of 2005 to a net loss of € 3.1 million in the first quarter of 2006, largely due to significantly lower currency exchange gains recorded as other operating income.

Cash and cash equivalents rose from € 31.4 million as of December 31, 2005 to € 35.5 million as of March 31, 2006. The increase in cash and cash equivalents was largely due to a reduction in trade receivables, totaling € 6.5 million, and an increase in advance payments from customers, totaling € 4.2 million.

Equipment order intake increased year over year by 40% percent to € 31.7 million in the first quarter of 2006 and included € 5.1 million in orders received for silicon semiconductor equipment all of which was contributed by Genus, Inc. Equipment order intake for compound semiconductor equipment rose by 17% year over year, from € 22.7 million in the first quarter of 2005 to € 26.6 million in the first quarter of 2006.

4. Results of Operations, Financial Position, and Net Assets

4.1. Results of Operations

Key financial information regarding the AIXTRON Group’s results of operations in the first quarter of 2006 is summarized in the following table:

million €	Q1 2006	Q1 2005

Sales revenues	32.0	22.2

Gross profit	12.0	8.6
Gross margin, % revenues	38%	39%

Operating result	(3.1)	(1.6)
Operating result, % revenues	(10)%	(7)%

Net result	(3.1)	(1.1)
Net result, % revenues	(10)%	(5)%

Net result per share – basic	(0.04)	(0.01)
Net result per share – diluted	(0.04)	(0.01)

Equipment Order Intake	31.7	22.7
Equipment Order Backlog (March 31)	61.8	55.9

4.1.1. Development of Revenues

The majority of the year-over-year revenue increase of 44 percent was due to additional revenues from AIXTRON’s silicon business interests which were significantly expanded with the acquisition of Genus, Inc. on March 14, 2005.

Equipment sales generated 79 percent of the consolidated total revenues in the first quarter of 2006, compared to 77 percent in the first quarter of 2005. The remaining revenues were provided by spare parts sales and service.

million €	Q1 2006		Q1 2005

Sales revenues	32.0		22.2
of which from sale of silicon semiconductor equipment	10.7	33%	0.2	1%
of which from sale of compound semiconductor equipment and other equipment (OVPD® , SiC)	14.7	46%	17.0	76%
of which other revenues (services, spare parts, etc.)	6.6	21%	5.0	23%

The Company’ s revenues in the first quarter of 2006 were largely generated in Asia:

Regional Revenue Split

	Q1 2006		Q1 2005		Change
	million €	%	million €	%	million €	%

Asia	26.6	83	12.0	54	14.6	122
Europe	2.4	8	4.9	22	(2.5)	(51)
USA	3.0	9	5.3	24	(2.3)	(43)

Group	32.0	100	22.2	100	9.8	44

4.1.2. Cost Structure

Cost Structure	Q1 2006		Q1 2005		Change
	million €	% of	million €	% of	million €	% of
	Revenues		Revenues		Revenues

Cost of Sales	20.0	62	13.6	61	6.4	47

Operating Costs	15.1	47	10.2	46	4.9	48
Selling Expenses	4.9	15	3.9	18	1.0	26
General and Administrative
Expenses	4.2	13	3.3	15	0.9	27
Research and Development
Costs	6.3	20	5.1	23	1.2	24
Other Operating Income	(0.7)	(2)	(3.0)	14	2.3	(77)
Other Operating Expenses	0.4	1	0.9	4	(0.5)	(56)

In comparison to the first quarter of 2005, AIXTRON’s cost structure did not change substantially in the first quarter of 2006, as the relative proportion of costs remained at almost the same levels (cost of sales at 62 percent of revenues in the first quarter of 2006 vs. 61 percent in the first quarter of 2005; operating costs at 48 percent of revenues in the first quarter of 2006 vs. 46 percent in the first quarter of 2005).

However, in absolute terms, both AIXTRON’s cost of sales and operating costs were higher in the first quarter of 2006 than in the first quarter of 2005, due to the consolidation of Genus, Inc. from March 14, 2005 onwards.

A significant change in AIXTRON’s operating costs, and therefore the Company’s operating income, is due to lower other operating income received in the first quarter of 2006, as compared to the first quarter of 2005. The decrease in other operating income in the first quarter of 2006 in comparison to the first quarter of 2005 was largely due to lower currency exchange gains.

In the reporting period, the Company implemented cost reduction measures, including a further reduction of the number of employees from 570 as of December 31, 2005 to 566 as of March 31, 2006 (see also section “Human Capital”).

As part of an ongoing cost reduction and efficiency improvement program, started in 2005, the Company continues to focus on the following areas:

•     Purchasing: leverage of purchasing synergies and realization of volume benefits following the acquisition of Genus, Inc.,

•     Manufacturing: manufacturing utilization efficiency through flexible work planning and temporary plant shut-downs during periods of lower equipment utilization,

•     Research and Development: project rescheduling, flexible work planning and delayed capital expenditure on R&D projects, and

•     Engineering: reduced costs through increased common generic engineering platform design.

4.1.3. Development and Use of Results

Against the backdrop of a largely unchanged level of cost of sales relative to revenue in the first quarter of 2006, compared to the first quarter of 2005, the Company’s gross margin declined only slightly from 39 percent in the first quarter of 2005 to 38 percent in the first quarter of 2006.

However, both the Company’s operating income and net income in the first quarter of 2006 were negatively affected by lower other operating income received as compared to the first quarter of 2005, resulting in a net loss of € 3.1 million in the first quarter of 2006 as compared to € 1.1 million in the first quarter of 2005.

Since the requirements for distributing both a dividend for fiscal year 2005 and an interim dividend for the first quarter of 2006 were not met, AIXTRON AG will pay neither a dividend for fiscal year 2005 nor an interim dividend for the first quarter of 2006.

4.1.4. Development of Order Intake and Order Backlog

The value of equipment orders received in the first quarter of 2006 rose year-over-year by 40%. Principally due to the acquisition of Genus, Inc., the proportion of silicon semiconductor equipment order intake in total equipment order intake rose significantly:

	Q1 2006		Q1 2005

Equipment Order Intake	31.7		22.7
of which Silicon Semiconductor Equipment	5.1	16%	0.0	0%
of which Compound Semiconductor Equipment and other equipment (OVPD® , SiC)	26.6	84%	22.7	100%

Equipment Order Backlog (31.03.)	61.8		55.9
of which Silicon Semiconductor Equipment	10.6	17%	7.5	13%
of which Compound Semiconductor Equipment and other equipment (OVPD® , SiC)	51.2	83%	48.4	87%

4.2. Financial Position

4.2.1. Funding

The Company recorded no bank borrowings as of March 31, 2006. The equity ratio as of March 31, 2006, was 77 percent, unchanged from December 31, 2005.

As of March 31, 2006, five banks have provided advance customer payment guarantees to AIXTRON totaling € 8.4 million (December 31, 2005: € 11.9 million).

In order to maximize and support the development of future equipment technology, the Company continuously monitors, explores, and assesses additional funding opportunities available in the market.

2.0 million AIXTRON shares issued in connection with the acquisition of Genus, Inc. were put into trust to both service the Genus, Inc. employee stock options program and to cover the warrants issued by Genus, Inc. AIXTRON treats these specific shares as own shares and records shareholders’ equity net of own shares.

4.2.2. Investments

The AIXTRON Group’s investments in the first quarter of 2006 totaled € 0.9 million (first quarter of 2005: € 5.2 million), and were exclusively capital expenditures. In contrast, in the first quarter of 2005, such investments included Genus, Inc.-related capitalized acquisition expenses totaling € 3.1 million as well as capital expenditures totaling € 2.1 million for purchases of technical equipment built in-house (including testing and laboratory equipment).

4.2.3. Liquidity

Cash and cash equivalents rose by € 4.1 million, from € 31.4 million as of December 31, 2005 to € 35.5 million as of March 31, 2006. The increase in cash and cash equivalents was largely due to a reduction in trade receivables totaling € 6.5 million, and an increase in advance payments from customers totaling € 4.2 million.

Liquidity was also positively affected by, compared to the first quarter of 2005, lower cash outflows from investing activities. Whereas in the first quarter of 2005 cash outflows from investing activities totaled € 5.2 million (net of cash acquired from Genus, Inc. totaling € 9.0 million), in the first quarter of 2006 AIXTRON recorded cash outflows from investing activities of merely € 0.9 million.

4.3. Net Assets

The value of total assets declined from € 237.3 million as of December 31, 2005 to € 233.1 million as of March 31, 2006, mainly due to US$/€ exchange rate effects.

4.3.1. Goodwill

In the first quarter of 2006 no adjustments were made to the fair value of assets and liabilities acquired from Genus, Inc.

The reduction in the value of goodwill as of March 31, 2006 as compared to December 31, 2005 was due to changes in the currency exchange rates as of the respective dates of record.

4.3.2. Property, Plant and Equipment

Due to scheduled asset depreciation totaling € 1.6 million and other effects less capital expenditures totaling € 0.9 million, the value of property, plant and equipment declined from € 42.2 million as of December 31, 2005 to € 41.2 million as of March 31, 2006.

4.3.3. Other Intangible Assets

The reduction in the value of other intangible assets as of March 31, 2006 as compared to December 31, 2005 was largely due to exchange rate changes and scheduled depreciation expenses totaling € 0.9 million.

4.3.4. Trade Receivables

Trade receivables as of March 31, 2006 totaled € 17.7 million, compared to € 24.2 million as of December 31, 2005. The decrease was largely due to timing effects.

4.3.5. Human Resources

The majority of AIXTRON’s worldwide employees as of March 31, 2006 were based in Europe.

Employees by Region

as of March 31

	2006		2005		Change
		%		%		%

Asia	71	13	69	11	2	3
Europe	379	67	390	63	(11)	(3)
USA	116	20	165	26	(49)	(30)

Group	566	100	624	100	(58)	(9)

As of March 31, 2006, the majority of AIXTRON’ s employees worked both in Research and Development and Sales and Service.

Employees by Function

as of March 31

	2006		2005		Change
		%		%		%

Sales and Service	177	31	204	33	(27)	(13)
Research and Development	185	33	189	30	(4)	(2)
Manufacturing	126	22	138	22	(12)	(9)
Administration	78	14	93	15	(15)	(16

Group	566	100	624	100	(58)	(9)

5. Report on Post-Balance Sheet Date Events

There were no business events with a potentially significant effect on AIXTRON’s results of operation, financial position, and net assets after the close of the first quarter of 2006.

6. Report on Expected Developments

6.1. Future Economic Environment and Opportunities

Despite the challenging market conditions anticipated for 2006, AIXTRON believes the following longer-term trends in its end-user markets could potentially influence AIXTRON’s future business favorably:

•     An early-generation capacity build-up for high-definition laser products and LED backlighting in next-generation liquid crystal displays (LCDs);

•     Indications of increased global adoption of LEDs in automotive applications;

•     Increased research and development activities for silicon carbide (SiC) applications, driven by basic research and emerging hybrid automotive applications;

•      Increased activity in the development of new complex compound material applications as substitution materials in the silicon semiconductor industry;

•      The ongoing development activities supporting a migration away from mass production passive matrix OLEDs towards active matrix OLEDs.

6.2. Expected Results of Operations and Financial Position

In spite of the currently challenging environment, the Company continues to be confident it will generate total revenues in 2006 of approximately € 150 million. Driven by further cost reductions both from the realization of cost synergies with Genus, Inc. and from operational efficiency gains, the Company continues to expect to break even on a net result basis in 2006.

7.1. Consolidated Income Statement (IFRS)*

in EUR thousands, except per share amounts and amount of shares	Q1 2006	Q1 2005**

Revenues	32,008	22,248
Cost of sales	19,986	13,660
Gross profit	12,022	8,588

Selling expenses	4,874	3,886
General administration expenses	4,255	3,288
Research and development costs	6,274	5,102
Other operating income	699	2,976
Other operating expenses	423	908
Total operating expenses	15,127	10,208
Operating result	(3,105)	(1,620)

Interest income	116	184
Interest expense	3	31
Net interest	113	153
Result before taxes	(2,992)	(1,467)

Taxes on income	152	(370)
Net income loss/income for the period (after taxes)	(3,144)	(1,097)

Basic earnings per share (EUR)	(0.04)	(0.01)
Diluted earnings per share (EUR)	(0.04)	(0.01)

Weighted average number of shares used in computing per share amounts:
Basic	87,812,622	81,719,920
Diluted	87,860,471	81,921,992

Consolidated Statements of Comprehensive Income (Loss)	kEUR	kEUR
Net loss/income for the period	(3,144)	(1,097)
Foreign currency translation adjustments	(1,816)	3,113
Loss on derivate financial instruments	226	(1,167)

Comprehensive loss/income	(4,734)	849

* unaudited

** comparative figures for 2005 after conversion to IFRS

7.2. Consolidated Balance Sheet (IFRS)

in EUR thousands	March 31, 2006*	December 31, 2005

Assets
Property, plant and equipment	41,218	42,179
Goodwill	69,596	71,002
Other intangible assets	18,523	19,766
Investment property	4,908	4,908
Other non-current assets	629	499
Deferred tax assets	6,091	6,331

Total non-current assets	140,965	144,685

Inventories	34,110	33,113
Trade receivables	17,708	24,209
less allowance of kEUR 461 (last year: kEUR 445)
Other current assets	4,881	3,875
Cash and cash equivalents	35,468	31,435

Total current assets	92,167	92,632

TOTAL ASSETS	233,132	237,317

Liabilities and shareholders’ equity
Subscribed capital	87,813	87,797
No.of shares: 87,812,864 (previous year: 87,796,614)
Additional paid-in capital	96,408	95,951
Retained earnings	(12,407)	(9,264)
Accumulated other comprehensive income	7,525	9,115
Total shareholders’ equity	179,339	183,599

Provisions for pensions	1,009	978
Other non-current liabilities	178	176
Other non-current accruals and provisions	3,106	3,122

Total non-current liabilities	4,293	4,276

Trade payables	15,551	17,479
Advanced payments from customers	16,070	11,845
Other current provisions and accruals	12,915	14,032
Other current liabilities	2,629	3,949
Current tax liabilities	1,333	1,404
Convertible bonds	3	3
Deferred revenues	999	730

Total current liabilities	49,500	49,442
Total liabilities	53,793	53,718
Total liabilities and shareholders’ equity	233,132	237,317

* unaudited

7.3. Consolidated Statement of Cash Flows (IFRS)*

in EUR thousands	Q1 2006	Q1 2005

Cash inflow/outflow from operating activities
Net loss/income for the period (after taxes)	(3,144)	(1,097)
Reconciliation between net result and cash inflow/outflow from operating activities
Accrued expense for stock options	436	399
Impairment expense	0	0
Depreciation and amortization expense	2,538	1,626
Gain from disposal of property, plant and equipment	28	159
Deferred income taxes	240	(955)
Cash inflow/outflow prior to changes in assets and liabilities	98	132

Changes to assets and liabilities
Inventories	(997)	(6,431)
Trade receivables	6,501	3,006
Other Assets	(699)	830
Trade payable	(1,928)	1,900
Provisions and other liabilities	(2,508)	2,073
Deferred revenues	269	1,274
Non-current liabilities	17	416
Advanced payments from customers	4,225	694
Cash inflow/outflow from operating activities	4,978	3,894

Cash inflow/outflow from investing activities
Cash from acquisition of Genus, Inc.	0	9,049
Cost related to the Genus acquisition	0	(3,100)
Capital expenditures in property, plant and equipment	(847)	(2,129)
Capital expenditures in intangible assets	(8)	(2)
Cash inflow/outflow from investing activities	(855)	3,818

Effect of changes in exchange rates on cash and cash equivalents	(90)	479

Net change in cash and cash equivalents	4,033	8,191
Cash and cash equivalents at the beginning of the period	31,435	45,498
Cash and cash equivalents at the end of the period	35,468	53,689

Cash paid for interest	5	0
Cash received for interest	100	190
Cash paid for income taxes	93	94
Cash received for income taxes	0	0

* unaudited

7.4. Consolidated Statement of Changes in Shareholders’ Equity (IFRS)*

						Other
	No.of issued					comprehensive income			Total
	ordinary	Subscribed		Subscribed	Additional		Derivative		Share-
	shares of the	capital	Treasury	capital	paid-in-	Currency	financial	Retained	holders
in EUR thousands	AIXTRON AG	under HGB	shares	under IFRS	capital	translation	instruments	Earnings	Equity

Balance at January 1,2005	64,831,512	64,832	0	64,832	28,803	(2,196)	1,324	44,204	136,967

Net loss for the period								(1,097)	(1,097)
Capital increase against contribution in kind	20,539,956	24,968	(4,428)	20,540	62,161				82,701
Accrued expense for stock options					399				399
Foreign currency translation adjustment						3,113			3,113
Derivative financial instruments							(1,167)		(1,167)
Balance at March 31,2005	64,831,512	89,800	(4,428)	85,372	91,363	917	157	43,107	220,916

Balance at January 1,2006	87,796,614	89,800	(2,003)	87,797	95,951	9,420	(305)	(9,264)	183,599

Net loss for the period								(3,144)	(3,144)
Accrued expense for stock options					436				436
Exercise of stock options	16,250		16	16	21				37
Currency translation						(1,816)			(1,816)
Derivative financial instruments							226		226
Balance at March 31,2006	87,812,864	89,800	(1,987)	87,813	96,408	7,604	(79)	(12,407)**	179,339 **

* unaudited

** rounded

8. Additional Explanatory Disclosures on Interim Financial Statements

8.1. Basis of Preparation

The unaudited consolidated financial statements of AIXTRON AG have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”.

8.2. Significant Accounting Policies

The accounting policies adopted in this interim financial report are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2005.

8.3. Segment Reporting

The following segment information has been prepared in accordance with IAS 14 “Segment Reporting”. As AIXTRON has only one business segment, the segment information provided relates only to the Company’s geographical segments, this being secondary segment information.

The Company markets and sells its products in Asia, Europe and the United States, mainly through its direct sales organization and cooperation partners. In presenting information on the basis of geographical segments, segments revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

Geographical segments

	Three months
	ending				Consoli-
in EUR thousands	March 31	Asia	Europe	USA	dation	Group

Revenues realized with third parties	2006	26,557	2,427	3,024		32,008
	2005	12,047	4,921	5,280		22,248

Revenues realized with other segments	2006	4,035	2,683	2,184	(8,902)	0
	2005	1,090	1,423	1,525	(4,038)	0

Total segment revenues	2006	30,592	5,110	5,208	(8,902)	32,008

	2005	13,137	6,344	6,805	(4,038)	22,248

Segment assets (property, plant, and equipment)	2006	615	40,791	4,720	0	46,126
	2005	835	41,728	6,106	0	48,669

8.4. Issuance of Equity Securities

Based on the Company’s stock option program, a total of 16,250 AIXTRON AG American Depositary Shares (ADS) were issued to employees in the first quarter of 2006.

8.5. Stock Options

As of March 31, 2006, AIXTRON’s employees and Executive Board members held 3,227,005 (end of 2005: 3,228,865) stock options representing the right to receive 3,928,661 (end of 2005: 3,932,501) AIXTRON AG common shares. As of March 31, 2006, the employees of Genus, Inc. held 2,443,280 (end of 2005: 2,676,620) Genus, Inc. stock options representing the right to receive 1,246,073, (end of 2005: 1,365,076) American Depositary Shares (ADSs) of AIXTRON AG.

As part of the Genus, Inc. transaction which was closed in March 2005, a trust for the employee stock options of the Genus, Inc. employees was set up, into which an appropriate number of AIXTRON ADSs were deposited.

8.6. Transition to IFRS

Explanation on the transition to IFRS for the first quarter of 2005:

in EUR thousands	First Quarter 2005

Consolidated profit under US-GAAP	(869)
a) Reversal of write-down of inventories	297
b) Measurement of provisions for pensions	(60)
c) Share-based payments	(390)
d) Decrease in deferred tax assets	(75)

Consolidated profit under IFRS	(1,097)

in EUR thousands	December 31,2004	March 31,2005

Consolidated capital under US-GAAP	135,404	244,063

a) Reversal of write-down of property, plant and equipment	380	380
a) Reversal of write-downs of inventories	2,175	2,472
b) Measurement of provisions for pensions	108	48
d) Decrease in deferred tax assets	(1,100)	(1,175)
e) Effects from Genus acquisition	0	(24,872)

Consolidated equity under IFRS	136,967	220,916

a)     The reconciling items in inventories and property, plant & equipment are due to the fact that under US-GAAP any reversal of impairment is prohibited.

b)             Actuarial gains and losses are treated differently under US-GAAP and IFRS in the reporting period. Under US-GAAP the corridor approach is used whereas under IFRS the gains and losses are realized when they occur.

c)     Under IFRS 2 the expense of share-based payments must be measured at fair value. Under US-GAAP these options were measured at intrinsic value.

d)    The decrease in deferred tax asset represents the tax effect of the above mentioned differences between US-GAAP and IFRS.

e)     The reconciling item mainly results from the determination of the purchase price within the scope of the Genus acquisition as under IFRS and US-GAAP different measurement dates must be considered. Further differences result from foreign currency translation as well as from valuation of stock options and convertible bonds.

For further explanations on how the transition to IFRS effected the financial statements of AIXTRON AG please refer to Note 38 in the Notes to the consolidated financial statements for the financial year 2005.

Aachen, Germany, May 2006

AIXTRON Aktiengesellschaft, Aachen, Germany

Executive Board

August 3, 2006:	Q2 2006 Results

November 2, 2006:	Q3 2006 Results

Contact

AIXTRON AG

Investor Relations and

Corporate Communications

Kackertstraße 15–17

D-52072 Aachen, Germany

Phone:	+49 (241) 89 09-444
Fax:	+49 (241) 89 09-445
e-mail:	invest@aixtron.com
Internet:	www.aixtron.com

Publisher

AIXTRON AG, Aachen, Germany

Conception and content

AIXTRON AG, Aachen, Germany

Design

SI Group GmbH

Wetzlar, Germany